Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MARPAI, INC.

 a Delaware corporation

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the”DGCL”), Marpai, Inc., a corporation organized and existing under the DGCL (the “Corporation”), hereby certifies as follows:

A. On June 24, 2025, the Board of Directors of the Corporation duly adopted a resolution proposing and declaring advisable the following amendment (this “Amendment”) to the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended, (the “Certificate”).

B. On August 27, 2025, at the Corporation’s 2025 Annual Meeting of Stockholders, a majority of the Corporation’s stockholders entitled to vote at such meeting voted to approve the Amendment to the Certificate.

C. Section 1 of Article IV of the Certificate, as amended, is hereby further amended to read in its entirety as follows:

“1. Total Authorized.

The total number of shares of all classes of capital stock that the Corporation has authority to issue is 229,791,050 shares, consisting of: (i) common stock consisting of 227,791,050 shares of Class A Common Stock $0.0001 par value per share (“Class A Common Stock”) and (ii) 2,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of any of the Class A Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock representing a majority of the voting power of all the then-outstanding shares of Class A Common Stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.”

D. Article IV of the Certificate, as amended, is hereby further amended to read in its entirety as follows:

2. Rights of Class A Common Stock.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations, or restrictions thereof in respect of the common stock of the Corporation.

2.1 Voting Rights. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder. The holders of shares of Class A Common Stock shall (a) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and (b) be entitled to vote upon such matters and in such manner as may be provided by applicable law.

2.2 Liquidation. Dissolution or Winding Up. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock shall be treated equally, identically, and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor.

2.4 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock.

2.5 Vote by Written Consent. Unless otherwise provided in this Certificate of Incorporation or the Bylaws, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. For the purposes of this Section 2 of this ARTICLE IV [IV: AUTHORIZED STOCK], to the extent permitted by applicable law, an electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed, and dated as of the date on which such writing or other electronic transmission is transmitted.

E. Article IV of the Certificate, as amended, is hereby further amended by adding a new Section 4 to read in their entirety as follows:

“4. Rights, Powers, Preferences and Restrictions of Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series, without further stockholder approval. The Board of Directors is hereby authorized, in the resolution or resolutions adopted by the Board of Directors providing for the issue of any wholly unissued series of Preferred Stock, within the limitations and restrictions stated in this Certificate of Incorporation, to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption rights and price or prices (and the method of determining such price or prices), the liquidation preferences of any wholly unissued series of Preferred Stock, the number of shares constituting any such series and the designation thereof and the restrictions on issuance of shares of the same series or of any other class or series, if any, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding, and any other preferences, privileges and relative rights of such series as the Board of Directors may deem advisable, provided no shares of such series are then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

F. This Amendment to the Certificate has been duly approved and adopted by the written consent of a majority of the stockholders of the Corporation entitled to vote thereon in accordance with the provisions of Section 228 and Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Second Amendment to the Second Amended and Restated Certificate of Incorporation, as amended, to be signed by a duly authorized officer of the Corporation on this day of October 17, 2025.

By:	/s/ Damien Lamendola
	Name:	Damien Lamendola
	Title:	Chief Executive Officer